

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 2, 2010

Fred. Roeskestraat
1076 EE Amsterdam
The Netherlands

>**Re: Tornier B.V.**
>**Amendment No. 1 to Registration Statement on Form S-1**
>**Filed July 15, 2010**
>**File No. 333-167370**

Dear Sir/Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Facing Page

1.   We note your response to prior comment 1 that the conversion will not involve an additional issuance of securities. Given the differences in the rights of shareholders of the two entities, please tell us how you concluded that the securities of Tornier N.V. would not be new securities under the U.S. federal securities laws.

2.   We note your responses to prior comments 17, 23, 29, 75, 91, and 111. Please note that we may have further comment on your disclosure once the requested information is provided.

<u>We obtain some of our products through private-label distribution agreements, page 11</u>

3.   Regarding your responses to prior comments 14 and 18:

- Please expand the references to the terms of the agreements to clarify when the agreements end. For example, from your disclosure that the agreements' terms "range from one to five years," it is unclear if the terms end in 2015 or whether they have lesser remaining terms.

- Please expand the reference to "terminated upon notice" to disclose, if applicable, other circumstances under which the agreements could be terminated.

<u>If we are subject to any future intellectual property lawsuits, page 16</u>

4.   We reissue the second sentence of prior comment 19. It is unclear where you quantified the portion of your business that would be affected.

<u>The sale or availability for sale of substantial amounts of our ordinary shares, page 36</u>

5.   Please tell us why you do not disclose the risk concerning your plans to enter into a registration rights agreement.

<u>Special Note Regarding Forward-Looking Statements and Industry Data, page 39</u>

6.   Your response to prior comment 24 does not appear to reflect the requirements of Rule 436. Please revise.

<u>Capitalization, page 41</u>

7.   We note your response to prior comment 27 that even though cash and cash equivalents are not part of total capitalization, you believe the information is incremental and beneficial to investors. However, we continue to believe that the balance of cash and cash equivalents should not be presented in the capitalization table since it is not part of capitalization. Please revise to remove the company's cash balance from this section.

<u>Management's Discussion and Analysis of Financial Condition, page 49</u>

<u>Corporate Transactions, page 50</u>

8.   We note your revisions in response to prior comment 29. With respect to each related party agreement that was not filed or that you do not plan to file, please expand your response to explain why it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Address each agreement separately.

Components of Results of Operations, page 52

Special Charges, page 53

9.   We note your response to prior comment 30 that you did implement exit activities as defined in ASC 280-10-50 and you believe all disclosures required by SAB Topic 5.P.4 and the FASB ASC are included in the filing. Please tell us where you have disclosed the expected effects on future earnings and cash flows resulting from the exit plan (for example, reduced depreciation, reduced employee expense, etc.).   Please note that those amounts should be quantified and disclosed, along with the initial period in which those effects are expected to be realized.

Critical Accounting Policies and Estimates, page 68

10.   We note your response to prior comments 99 and 100 regarding the accounting for surgical instruments. Please revise to include a discussion of your accounting for surgical instruments in critical accounting policies and estimates, similar to your response.

Share-Based Compensation, page 71

Significant Factors Used In Determining Fair Value, page 72

11.   We continue to defer our final evaluation of stock-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

12.   We reference the response to prior comment 45 regarding the options issued in June 2010. Please revise your filing to disclose the fair value of the options issued in June 2010 and any subsequent periods, and include a discussion of how the estimated fair value was determined. Please also disclose significant fair value assumptions for your common shares and the period over which the compensation charge will be recognized.

Manufacturing and Supply, page 93

13.   Please tell us where you revised the disclosure in response to prior comment 52 with respect to the private label distribution agreements mentioned in the second full paragraph on page 94.

Directors and Executive Officers, page 104

14.   We note your revisions in response to prior comment 60. Please expand your disclosure to explain how the qualifications, attributes or skills of the directors relate to your "business and structure" as a reason for the board's conclusion that the director should serve at this time.

Related Party Transactions, page 135

15.   Tell us where you have provided disclosure pursuant to Item 404 of Regulation S-K with respect to the June 4, 2010 share issuance described on page 131 in response to prior comment 72.

Acquisitions and Other Corporate Transactions with Related Parties, page 136

16.   We reissue the first sentence of prior comment 77. For instance, we note that the disclosure in the last sentences of the first and second paragraphs on page 138 speaks as of December 29, 2008.

17.   Regarding your response to prior comment 83:

- Tell us where you filed as exhibits the agreements related to the subsequent increases in rent payments mentioned in the first two paragraphs on page 138;

- Reconcile the disclosure in the first paragraph on page 138 that you entered into a lease agreement with SCI Calyx on September 3, 2008 with the reference on page II-6 to the commercial lease dated July 2008 to be filed as exhibit 10.26; and

- Reconcile the disclosure in the second paragraph on page 138 that you entered into a lease agreement with Cymaise SCI on December 29, 2007 with the reference on page II-6 to the commercial lease dated April 2008 to be filed as exhibit 10.25.

Form of Ordinary Shares, page 140

18.   We reissue prior comment 84. It remains unclear from the revised disclosure on page 140 whether the transfer of registered shares will require a written deed and acknowledgment by you.

Market Abuse, page 144

19.   We note your revisions in response to prior comment 86; however, it remains unclear that you have described all of the circumstances in which your investors may be subject to sanction under the cited rules. Please revise your disclosure accordingly. Please also expand to ensure you have described all sanctions to which investors may be subject.

Choice of Law and Exclusive Jurisdiction, page 145

20.   We note your response to prior comment 87. Please provide us your analysis of whether the exclusivity provisions mentioned in this section conflict with the provisions of the United States federal securities laws.

Differences in Corporate Law, page 146

21.   We reissue prior comment 89. The disclosure provided in this section should clearly explain the material differences and effect of the differences between the jurisdictions.

Repurchase of Shares, page 149

22.   We note your response to prior comment 90. Please revise your disclosure to describe the scope of the restriction.

Other Relationships, page 168

23.   We reissue prior comment 95 with respect to the disclosure in the first paragraph of this section.

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

24.   Please revise to disclose that you do not have any arrangements with distributors that allow for pricing adjustments, similar to your response to prior comment 98.

Note 20. Litigation, page F-41

25.   We see the response to prior comment 107. It continues to remain unclear how you can conclude that a loss is not probable and reasonably estimable for the legal matter discussed in Note 20 since a verdict was rendered on July 31, 2009. Tell us whether you have received a legal opinion on this matter from your attorneys. In addition, please revise to disclose the date that you filed the appeal to the verdict and to update the current status of the appeal.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Christopher Greer, Esq.